LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 Wisconsin Avenue, NW, Suite 780
Washington, D.C.  20015
—————
Telephone (202) 274-2000
Facsimile (202) 362-2902

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL ADDRESS
(202) 274-2007	nquint@luselaw.com

April 20, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:           Christian Windsor, Esq.
  Special Counsel

Re:	Georgetown Bancorp, Inc.
SBERA 401(k) Plan as Adopted by Georgetown Savings Bank
Registration No. 333-180018
Registration Statement on Form S-1

Dear Mr. Windsor:

On behalf of Georgetown Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby responding to comments number 11 through 16 from the Staff’s comment letter dated April 5, 2012.  Set forth below are those comments, as well as the Company’s responses to those comments.  The Company will file an amendment to its registration statement, and a response to the remainder of the staff’s comments, in the near future.

Syndicated Community Offering, page 111

The Division of Trading and Markets Has Asked Us to Convey the Following Comments:

11.	Please explain how the offering complies with Exchange Act Rule 10b-9.

The Company’s offering is a “min/max” offering, whereby a specified minimum amount of the securities must be sold within a specified time and is not an offering conducted on an “all-or-none” basis.  Rule 10b-9 requires that a min/max offering provide that investor funds will be returned if the required minimum proceeds are not raised by the stated offering deadline.  The Company makes such representations regarding the return of funds in the prospectus (see page 111 – “If at least 850,000 shares have not been sold in the offering by [extension date] and the Board of Governors of the Federal Reserve System has not consented to an extension, all funds delivered to us to purchase shares of common stock in the offering will be returned promptly, with interest at [interest rate]% per annum for funds received in the subscription and community offerings, and all deposit account withdrawal authorizations will be canceled.”).  It is our understanding that the Staff is concerned that, in an offering intended to close at the minimum of the offering range, the failure of one or more investors to fund their orders through the syndicated offering could result in the sale of less than the minimum number of shares.  As set forth in more detail in the responses to Comments No. 15 and 16, the procedures for closing the offering ensure that the Company will not close the offering before it has sold at least the minimum number of shares.  Therefore, there is no “manipulative or deception device or contrivance” and the offering complies with Rule 10b-9.

Securities and Exchange Commission
April 20, 2012

12.	Please explain how the offering complies with Exchange Act Rule 15c2-4.

We initially note that the conversion transaction that Georgetown Savings Bank (the “Bank”) and the Company are undergoing and the offering mechanics, payment methods and closing requirements of the offering are all conducted in compliance with the conversion regulations of the Board of Governors of the Federal Reserve System (“FRB”), in particular 12 C.F.R. 239, Subpart E.  In addition, the conversion mechanics are substantially identical to the conversion transaction mechanics as detailed in the SEC’s Trident Securities, Inc. No-Action Letter, dated November 29, 1985 (1985 SEC No-Act. LEXIS 2794) (“1985 Trident Letter”) and the SEC’s Trident Securities, Inc. No-Action Letter, dated April 13, 1987 (1987 WL 267057 ) (“1987 Trident Letter” and collectively with the 1985 Trident Letter, the “Trident Letters”).

As set forth in the Prospectus, there are two primary means by which the Company is offering its common stock: (1) a subscription offering and community offering and (2) a syndicated community offering.  Due to the differences between the procedures for the subscription and community offerings and the syndicated community offering, we will address the subscription and community offerings and the syndicated offerings separately in responding to the comment.

Subscription and Community Offerings

In the subscription offering, subscription rights to purchase common stock of the Company, in an amount as required by FRB regulations, are granted to certain depositors of the Bank.  In the community offering, the Company will offer shares of its stock not subscribed for in the subscription offering to members of the public, with preferences given to certain community members and current Company shareholders.

The Company will mail a prospectus, together with an order form, to all depositors with subscription rights and to all members of the general public who request a copy of the prospectus.  Persons who are interested in purchasing shares in the subscription and community offerings must complete an order form and return it to the Company together with payment in full for their shares.  Subscribers may pay for Company common stock by check, money order or by withdrawal from a Bank savings account or certificate of deposit. Order forms and payments are returned to the Bank’s conversion center.  Checks and money orders are immediately cashed by the Bank and placed in a segregated account at the Bank until the offering is completed or terminated.  For payment made by withdrawal from a Bank savings account or certificate of deposit, a hold is placed on these funds, making them unavailable to the depositor until the offering is completed, at which time the designated withdrawal will be made, or terminated. At closing, all funds in the segregated account are transferred to the Company and funds designated for withdrawal are withdrawn as authorized and transferred to the Company. At no time does KBW hold funds from subscribers.

Securities and Exchange Commission
April 20, 2012

While funds held in the segregated Bank account are not subject to any specific agreement, as a federally chartered and federally insured depository institution conducting a regulated conversion transaction, the Bank must hold investors funds in accordance with the FRB’s extensive conversion regulations and the Office of the Comptroller of the Currency’s and Federal Deposit Insurance Corporation’s various regulations regarding maintenance of deposit accounts.

As stated in SEC Staff Interpretations published in NASD Notice to Members 84-7 (January 30, 1984), and as discussed in the 1985 Trident Letter, direct receipt of an investor’s funds by an issuer (or an affiliate of an issuer) is not a circumstance addressed by Rule 15c2-4.  Further, the SEC stated that direct receipt by the issuer “could result in difficulties with respect to the maintenance of required books and records by the broker-dealer” and therefore “the Commission’s staff … believes that the better practice is to have investors’ funds sent directly to the broker-dealer.”  Similar to the facts set forth in Trident Letter, the fact that the conversion offering is a heavily regulatory process and that KBW plays a significant role in the subscription process should alleviate any such concerns.  In particular, the Company has engaged KBW to act as the Conversion Agent for the offering.  In this role, KBW assists the Bank by providing several services including: providing software for the operation of the Bank’s stock information center; assisting the Bank in establishing and managing the stock information center; assisting in educating Bank personnel; establishing recordkeeping and reporting procedures; supervising the stock information center; processing stock order forms and producing daily reports and analysis; and performing interest and refund calculations.  KBW maintains complete and accurate books and records of the offering on behalf of the Bank and actively assists the Bank in the review of subscription order forms and in establishing the Bank’s procedures for accepting subscriber funds, payment of interest and recording the sales of stock in the offering.

Since KBW does not hold any funds in the subscription or community offering, Rule 15c2-4 and its requirements with respect to a broker-dealer’s ability to “accept any part of the sale price of any security being distributed” does not apply.  Furthermore, to address any SEC concerns with respect to maintenance of books and records (although not addressed by Rule 15c2-4), KBW’s process of assisting the Bank in the offering and its ability to maintain complete and accurate books and records of the offering helps to ensure that investors will receive a prompt reimbursement of all of their funds if the offering is not consummated.

Securities and Exchange Commission
April 20, 2012

Syndicated Community Offering

For shares of common stock not purchased in the subscription or community offerings, the Company may offer the shares in a syndicated community offering through a syndicate of selected dealers.  As set forth in the prospectus, there are three primary means by which participants in the syndicated community offering may purchase shares of Company common stock.

First, an investor in the syndicated community offering may elect to use stock order forms, in which case such investor would follow the same procedures applicable to purchasing shares in the subscription and community offerings, in particular the delivery to the Bank of a check in the amount of the intended purchase, the cashing of such check by the Bank, the placement of such funds in a segregated account at the Bank, the payment of interest on such funds and the return of the funds in the case the minimum of the offering are not received or the offering is otherwise terminated.  Therefore, the rationale for compliance with Rule 15c2-4 with respect to this aspect of the syndicated community offering is the same as that set forth above for the subscription and community offerings.

As disclosed in the prospectus, KBW and other broker-dealers participating in the syndicated community offering will also accept payment for shares of common stock to be purchased in the offering through a “sweep” arrangement, under which a customer’s brokerage account at the applicable participating broker-dealer will be debited in the amount of the customers purchase price on the closing date.  Such customers must authorize the broker-dealer to debit their brokerage accounts and must have the funds for full payment in their accounts on, but not before, the closing date.  On the closing date, the purchaser’s brokerage account is debited by the broker-dealer and the funds are transferred to the Bank to be held in a segregated account until all closing conditions to the offering, as set forth in the Agency Agreement, are met.

Certain entities that do not utilize the aforementioned arrangements or submit stock order forms may pay for shares on a delivery versus payment (DVP) basis through the facilities of the Depository Trust Company (DTC).  Funds received by KBW on a DVP basis will be promptly transmitted to a segregated account at the Bank on the closing date and such funds will be held in a segregated account until all closing conditions of the offering are met.  Specifically, on the morning of closing, the Company through its transfer agent will instruct DTC to move shares of common stock “free” to KBW through the facilities of DTC.  KBW will then book the shares to the appropriate investor account on a DVP basis and will then promptly transmit such DVP investor funds to a segregated account at the Bank on the closing date.  Such funds are held in a segregated account at the Bank until all closing conditions to the offering, as set forth in the Agency Agreement, are met.

Securities and Exchange Commission
April 20, 2012

With respect to the arrangements and procedures described above, compliance with Rule 15c2-4 is based on the SEC’s Trident Letters.  As set forth in its no-action request, Trident requested that a broker-dealer be allowed to sweep its customers accounts before closing and forward its customers subscription funds to the bank in one payment.  As noted by the SEC in the1985 Trident Letter, “Rule 15c2-4 would prohibit a Selected Dealer from forwarding funds received in connection with a Conversion Offering to the converting [bank] for deposit in a Subscription Account at the [bank].  Nevertheless, based on your representations and the facts you have presented, particularly that all accounts at the [bank], including Subscription Accounts, are federally insured, and that the [bank] and the Conversion Offering are extensively regulated by the [Federal Home Loan Bank Board] [predecessor to the Office of Thrift Supervision], this Division will not recommend that the Commission take enforcement action under Rule 15c2-4 if Selected Dealers engage in the activities described above.”  Further, as noted by the SEC in the 1987 Trident Letter, “It does not appear that the ‘sweep’ arrangements to be engaged in by Selected Dealers … will result in any of the abuses at which Rule 15c2-4 is directed.  Accordingly, on the basis of your representations and the facts presented, this Division will not recommend that the Commission take enforcement action under Rule 15c2-4 if Selected Dealers engage in the ‘sweep’ arrangement as described above.”

Accordingly, the Company and Keefe, Bruyette & Woods, Inc. (“KBW”) believe that the above mentioned arrangements and procedures to be utilized in this offering, including the delivery of the funds to the Bank prior to closing, are consistent with the procedures set forth in the Trident no-action letter requests and that the analysis of the Trident Letters is applicable to the procedures that the Company intends to utilize.

13.	Please tell us whether Keefe, Bruyette & Woods, Inc. is a registered broker-dealer. Please also advise us which minimum net capital provision of Rule 15c3-1(a)(2) Keefe is operating under.

The Company has been advised that Keefe, Bruyette & Woods, Inc. is a registered broker-dealer.  See also the SEC’s current Broker-Dealer information report found at http://www.sec.gov/foia/bdreports/bd040112.txt.  The Company has also been advised that Keefe, Bruyette & Woods, Inc. is operating under the minimum net capital provisions applicable to market makers.  Keefe, Bruyette & Woods, Inc. is a wholly-owned broker-dealer subsidiary of KBW, Inc., a full service investment bank.  KBW, Inc. is an SEC reporting company that also trades on the NYSE under the stock symbol “KBW”.

Securities and Exchange Commission
April 20, 2012

14.
Please tell us who will hold investor funds and where such funds will be held. Please also advise us the agreements pursuant to which such funds will be held and the material terms and conditions of such agreements.

Please see the response to Comment No. 12.

15.	Please provide step-by-step chronological detail of the closing mechanics of the offering, including without limitation with respect to how the DVP and sweep features work.

Please see the response to Comment No. 12 for a general description of the receipt and processing of funds, including a description of the DVP and sweep features.  A chronological detail of the closing date is set forth below:

1.
Company (and its affiliated parties) and KBW will confirm that all closing conditions necessary to close the conversion transaction, other than receipt of all sweep and DVP funds, have been met.  This includes receipt of all required regulatory approvals, subscriptions for at least the minimum number of shares and all certifications, legal opinions and other documents customary for the closing of a public offering.

2.	KBW will initiate sweep of funds from accounts of its customers as well as customers of other syndicated members.

3.	Swept funds will be aggregated by KBW as syndicate manager and KBW will wire these funds to a segregated account at the Bank.

4.	Company through its transfer agent will instruct DTC to move shares of common stock “free” to KBW through the facilities of DTC.

5.	KBW will then book the shares to the appropriate investor account on a DVP basis.

6.	KBW will promptly wire the DVP funds to a segregated account at the Bank.

7.
Company (and its affiliated parties) and KBW will confirm that the Company has received funds for the number of shares to be sold in the offering, which must at least be the minimum number of shares specified in the prospectus.

8.	If Step #7 is confirmed, then the conversion transaction and stock offering closes.

9.
If Step #7 cannot be confirmed, then the transactions conducted through the services of DTC in Steps #4 and #5 will be promptly reversed that same day and all shares issued will be cancelled.  In addition, all funds in the segregated accounts will be promptly refunded to investors and all holds on deposit accounts will be lifted.  The Company would be able to reverse the DTC and DVP transactions because trading in the common stock of the Company will not occur until the Company has confirmed with the stock exchange that the offering has closed, and even then trading does not commence until the next business day after closing.

Securities and Exchange Commission
April 20, 2012

10.	Company, through its transfer agent, issues certificated shares of common stock to all subscribers in the subscription and community offering.

11.	Company pays interest on all funds held in segregated accounts for more than one day.

12.	Trading commences on the next business day after closing.

16.
Please note the DVP structure has presented issues in the context of Exchange Act Rule 10b-9 in the past, as some parties had taken the view that the DVP trade orders can be counted towards meeting offering contingencies. Commission staff views DVPs as legal commitments not sales as required by Rule 10b-9, because investors do not put any money into the DVP accounts until closing. Please explain how this offering does not raise these same issues.

As described in the response to Comment No. 15, the procedures for closing ensure that all funds from investors, whether provided in the subscription and community offerings or by the sweep of customer accounts or by means of DVP orders, will be placed in a segregated account at the Bank prior to closing so that the Company can confirm receipt of subscription funds for not less than the minimum number of shares to be sold in the offering.  Because the Company will not close the offering unless it has received in these segregated Bank accounts all necessary funds to reach at least the minimum of the offering range, there will be no violation of Rule 10b-9.

*   *   *   *   *

Securities and Exchange Commission
April 20, 2012

    We request that the staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,
/s/ Ned Quint
Ned Quint

Enclosures
cc:           David Lin, Esq.
Robert E. Balletto, President and
   Chief Executive Officer
Eric Luse, Esq.